Trinity Mirror plc

12g3-2(b)


SEC MAIL
RECEIVED
PROCESSING
AUG 0 2 2006
WASH. D.C.
213
SECTION

25th July 2006




06015708

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Yours sincerely

PROCESSED
AUG 0 8 2006
THOMSON
FINANCIAL



Sue Torpey
Company Secretary's Office

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

Review Announcement

details text review subm

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on ***confirm***. If you need to make any changes to the announcement details you have assigned, click on ***previous***.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provid you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on ***cancel*** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director/PDMR Shareholding
Headline	Director/PDMR Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 380 10p Ordinary shares in the Company at the price of £4.29p each. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his brokers under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 8,796 shares in the Company.

AVS No: 663331


RNS Statement
RNS Alert
RNS Insight
Log off

Enter Announcement Details

1 details — 2 text — 3 review — 4 subm

Please enter your announcement details below. Identify related companies if appropriate and confirm your choice using the ***confirm companies*** button. Click on ***attach text*** to move to the next step.

Company Name	Trinity Mirror PLC
Category	Director/PDMR Shareholding
Headline	Director/PDMR Shareholding
◉ **Immediate Release**	○ **Embargo**
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Your Mediastream URL	Select your Mediastream URL
Suffix:	[ ] Test URL
RNS Regulatory Services	Select for International Filing — Remove
RNS Enhanced Services	Select for Enhanced Filing — Remove
RNS Specialist Services	Select for Specialist Filing — Remove


RNS can provide additional distribution circuits to meet your investor relations and corporate communication needs. For further information, please click on the link below or call our Customer Services Team on 020 7797 4400.

◉ **No Related Companies** ○ **Related Companies**


cancel


attach text

Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructions. The announcement details are reproduced below for your information:

Company Name	Trinity Mirror PLC
Category	Director/PDMR Shareholding
Headline	Director/PDMR Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281

The RNS number for the announcement is 6938G.

Announcement 6938G will now appear in your Status List.


log off

status list

RNS Alert